January 21, 2026

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: J. Elizabeth Packebusch

Re:	Request for Effectiveness for Virgin Galactic Holdings, Inc.

Registration Statement on Form S-3 (File No. 333-292647)

Dear Ms. Packebusch:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Virgin Galactic Holdings, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 10:00 a.m. Eastern Time, on Friday, January 23, 2026, or as soon thereafter as practicable. The Registrant respectfully requests that you notify David Ni of O’Melveny & Myers LLP of such effectiveness by telephone at (212) 326-2052.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Mr. Ni at the telephone number above.

Very truly yours,

Virgin Galactic Holdings, Inc.

By:	/s/ Sarah Kim
	Name:	Sarah Kim
	Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary

cc: David Ni, O’Melveny & Myers LLP